[Letterhead of Sutherland, Asbill & Brennan LLP]

March 25, 2011

James E. O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                               FS Energy and Power Fund

Amendment No. 1 to Registration Statement on Form N-2 filed on December 10, 2010 (File Nos:  333-169679 and 814-00841)

Dear Mr. O’Connor:

On behalf of FS Energy and Power Fund (the “Company”), set forth below is the Company’s response to the comment letter provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated January 3, 2011, regarding Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-169679) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

Outside Front Cover

1.             Please revise the fifth paragraph, which describes the limited liquidity of the Fund’s shares, as follows in bold type and a larger typeface:

We do not intend to list the shares on an exchange during the offering period, and we do not expect a secondary market in the shares to develop. You should not expect to be able to resell your shares regardless of how we perform. If you are able to sell your shares, you will receive less than your purchase price. Our board of directors may implement a share repurchase program, but only a limited number of shares will be eligible for repurchase by us. Accordingly, you should consider that you may not have access to the money you invest for at least five years. See “Company Profile — Shareholder Liquidity Strategy” beginning on page [ ].

This same statement, also in bold type and a larger typeface, should be placed immediately above the signature line on the application.

Response:   We have revised the referenced language to be consistent with the language found on the cover page of FS Investment Corporation’s Post-Effective Amendment No. 7 filed with the SEC on February 4, 2011.  The revised language is set forth below and is bolded and presented with a larger typeface in Amendment No. 2 to the Registration Statement, as requested:

We do not intend to list our common shares on any securities exchange during the offering period, and we do not expect a secondary market in the common shares to develop. As a result, you should not expect to be able to resell your common shares regardless of how we perform. If you are able to sell your common shares, you will likely receive less than your purchase price. We intend to implement a share repurchase program, but only a limited number of common shares will be eligible for repurchase by us. Accordingly, you should consider that you may not have access to the money you invest for at least five years, or until we complete a liquidity event, which we intend to seek to complete within five years following the completion of our offering stage.  There is no assurance that we will complete a liquidity event within such timeframe or at all.  As a result of the foregoing, an investment in our common shares is not suitable for investors that require short-term liquidity.  See “Share Repurchase Program” and “Liquidity Strategy.”

2.             Immediately after the pricing table, please include the following statement on the front cover:

Because you will pay a sales load of up to 10% and offering expenses of 1.5%, if you invest $100 in our common shares and pay the full sales load, $88.50 of your investment will actually be used by us for investments. See “Estimated Use of Proceeds” on page [ ].

Response:  We have revised the disclosure accordingly.

3.             Please disclose the following information on the front cover: (1) the securities in which the Fund invests will generally not be rated by any rating agency; (2) if they were rated, they would be below investment grade or “junk;” (3) indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

Response:  We respectfully submit that we do not believe that the requested disclosure is appropriate.  First, the Company cannot determine at this time what percentage of its debt investments will not be rated by a rating agency.  As a result, we believe it is misleading to say that the Company’s investments will “generally not be rated by any rating agency.”  Second, certain of those investments that are not rated could be rated as investment grade, depending on the specific characteristics of the issuer and the security.  Third, we believe it is misleading to characterize all non-investment grade indebtedness as having “predominantly speculative” characteristics, as this does not give adequate consideration to the low historical loss rates of senior secured debt, which is expected to comprise a significant portion of the Company’s portfolio of debt securities.

In addition, we are not aware of any other business development company including this level of disclosure on the cover page of its registration statement.  As a result, we do not believe that the Company should be required to include the requested disclosure.

4.             Please state specifically, in bold typeface on the front cover, the kinds of investors for whom the Fund would not be a suitable investment.

Response:  We respectfully submit that the following cover page disclosure already found in Amendment No. 1 to the Registration Statement addresses your comment:

An investment in our common shares is not suitable for all investors. See “Suitability Standards” for information on the suitability standards that investors must meet in order to purchase common shares in this offering.

This disclosure is consistent with the language found on the cover page of FS Investment Corporation’s Post-Effective Amendment No. 7 filed with the SEC on February 4, 2011.  In addition, the cover page include the penultimate sentence in our revised language reprinted above in response to Comment No. 1.

Fees and Expenses

5.             Please confirm that, as the Fund accrues unrealized gains in the future, it will accrue the corresponding incentive fee on capital gains and include this amount with the incentive fee on liquidated capital gains presented in the fee table. Please also confirm that this amount of the incentive fee included in the fee table will correspond to the amount of the incentive fee accrued on unrealized gains in the financial statements for the period.

Response:  The Company confirms that it will accrue incentive fees on unrealized appreciation and present such accruals as part of its financial statements.  In addition, in the future, the Company will use such amounts to calculate the estimated incentive fees for purposes of the Fees and Expenses table.

*              *              *

In the event that the Company requests acceleration of the effective date of the Form N-2, the Company will furnish a letter, at the time of such request, acknowledging that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the filing relating to it;

•                                          should the SEC or the Staff declare the filing effective or clear the filing for mailing to holders of common shares, it does not foreclose the SEC from taking any action with respect to the filing;

•                                          the action of the SEC or the Staff in declaring the filing effective or clearing the filing for mailing to holders of common shares, does not relieve it from its full responsibility for the adequacy and accuracy of the disclosure in the filing relating to it; and

•                                          it may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176 or Owen J. Pinkerton at (202) 383-0254.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:                                 Mr. Michael C. Forman